

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 24, 2013

<u>Via E-mail</u>
Mr. William H. Carter
Chief Financial Officer
Momentive Performance Materials, Inc.
260 Hudson River Road
Waterford, New York 12188

     RE: **Momentive Performance Materials, Inc.**
                Form 10-K for the Year Ended December 31, 2012
                Filed April 1, 2013
                File No. 333-146093

Dear Mr. Carter:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2012</u>

<u>Management's Discussion and Analysis of Financial Condition, page 33</u>

<u>Liquidity and Capital Resources, page 44</u>

<u>General</u>

1.   On page 26, you disclose that the restricted payments covenant in the indenture governing your notes as well as restrictions in your credit facility generally limit your ability to pay dividends to your parent. In future filings, please discuss any restrictions on your ability to declare dividends and the impact on your liquidity, financial condition and results of operations based on these restrictions. Please provide, if necessary, the

disclosures required by Rule 4-08(e) of Regulation S-X. Please also tell us what consideration you gave to the need for parent only financial statements under Rules 5-04 and 12-04 of Regulation S-X.

Covenants under our Senior Secured Credit Facility and the Notes, page 50

2.   On page 51, you indicate that Adjusted EBITDA provides additional information to investors about your ability to comply with your financial covenants and to obtain debt in the future. Based on this disclosure as well as your other disclosures, it appears that you may consider Adjusted EBITDA to be both a non-GAAP performance measure and a non-GAAP liquidity measure. If true, please revise your disclosures in future filings to also reconcile Adjusted EBITDA your most directly comparable GAAP liquidity measure or show us how you will revise your disclosures in future filings to clarify how you use this measure.

3.   Your Adjusted EBITDA measure includes adjustments for pro forma savings from Shared Services Agreement and pro forma cost savings and other initiatives. Please tell us supplementally and expand your disclosures in future filings to explain the pro forma nature of these adjustments including the underlying assumptions you are utilizing. Please address whether you subsequently realized your estimated cost savings.

Financial Statements

(9) Debt Obligations, page F-20

(b) Long-Term Debt, page F-20

4.   It appears that the collateral for your notes and notes guarantees also include a pledge of capital stock of certain of your subsidiaries. In future filings, please revise your disclosure to indicate that the capital stock of certain of your subsidiaries is pledged as collateral for your notes as well as the specific terms of such collateralization.

(14) Commitments and Contingencies, page F-32

(a) Litigation, page F-32

5.   You state that, "The Company is subject to various claims and legal actions arising in the ordinary course of business, none of which management believes is likely to have a material adverse effect on the Company's consolidated financial position, results of operations or liquidity." With reference to Question 2 of SAB Topic 5Y please note that a statement that the contingency is not expected to be material does not satisfy the requirements of FASB ASC Topic 450 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant's

securities. In that case, the registrant must either (a) disclose the estimated additional loss, or range of loss, that is reasonably possible, or (b) state that such an estimate cannot be made. In future filings, please revise your disclosures accordingly.

(17) Guarantor and Non-Guarantor Condensed Consolidating…., page F-42

6.   In future filings, please disclose any significant restrictions on the ability of the parent company or any guarantor to obtain funds from its subsidiaries by dividend or loan pursuant to Rule 3-10(i)(9) of Regulation S-X.

7.   You disclosed that the guarantor subsidiaries are 100% owned by your Parent and all guarantees are full and unconditional, subject to certain customary release provisions set forth in the applicable Indenture. Please provide us with a specific and comprehensive discussion regarding how you considered these release provisions in determining that the guarantees are "full and unconditional" and in your reliance on Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or Jeanne Baker, Staff Accountant at (202) 551-3691 if you have questions regarding these comments.

Sincerely,

/s/ John Cash

John Cash
Accounting Branch Chief